4Q 2018 Earnings Conference Call NYSE: INXN 6 March 2019 Exhibit 99.2

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: operating expenses cannot be easily reduced in the short term; inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; performance under service level agreements; and delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedure effective. All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. This document contains references to certain non-IFRS financial measures, such as Adjusted EBITDA, Recurring revenue, Adjusted net income and Adjusted diluted earnings per share. For definitions of these measures and a reconciliation of these measures to the nearest IFRS measure, please refer to the appendix and the tables attached to our 4Q18 press release. The non-IFRS measure Revenue growth on a constant currency basis is reconciled in the footnotes within this document. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. Disclaimer

Strategic & Operational Highlights David Ruberg – Chief Executive Officer

Financial Execution Total revenue up 15% Y/Y Recurring revenue up 15% Y/Y Adjusted EBITDA up 17% Y/Y Adjusted EBITDA margin increased 70 bps Y/Y to 45.9% Capital expenditure of €451 million including intangibles Operational Execution Added 22,300 sqm of new equipped space Y/Y(1): Opened 2 new data centres: BRU2 and FRA13 Opened expansions in 11 markets across 9 countries Added 15,200 sqm of revenue generating space Y/Y(1) Land bank expanded in Amsterdam, Copenhagen, Madrid and Zurich FY 2018 Performance Strong, Broad-Based Demand Drives Expansion and Growth Starting from the end of 1Q 2018, the number of square metres includes 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. The number of square metres in 4Q 2017 excludes the impact of Interxion Science Park.

Financial Execution Total revenue up 13% Y/Y Recurring revenue up 13% Y/Y Adjusted EBITDA up 15% Y/Y Adjusted EBITDA margin increased 60 bps Y/Y to 46.1% Capital expenditure of €131 million including intangibles Operational Execution Added 4,500 sqm of new equipped space Opened expansions in Amsterdam, Frankfurt and Paris Installed 3,800 sqm of revenue generating space Utilisation rate 79% at year end New data centres announced in Frankfurt (FRA15) and Marseille (MRS3) 4Q 2018 Performance Continued Strong Demand and Disciplined Execution

4Q Revenue €146.9 million Up 13% Y/Y and 3% Q/Q 4Q Recurring revenue €139.7 million Up 13% Y/Y and 4% Q/Q 95% of total revenue 4Q Adjusted EBITDA €67.7 million Up 15% Y/Y and 3% Q/Q 4Q Adjusted EBITDA margin 46.1% 60 bps increase Y/Y 4Q 2018 Financial Highlights Adjusted EBITDA & Margin (€ millions) 45.5% 46.1% Margin 45.5% Revenue (€ millions) Non- recurring revenue Recurring revenue 13% Revenue Growth and 15% Adjusted EBITDA Growth Y/Y 129.9 133.8 45.7% 138.8 46.3% 142.2 146.9

Equipped space of 144,800 sqm 4,500 sqm added in the quarter Revenue generating space of 115,000 sqm 3,800 sqm installed in the quarter Utilisation rate of 79% 4Q 2018 Operational Highlights Equipped & Revenue Generating Space(1) (1,000’s sqm) Available Equipped space Revenue generating space 80% 79% 81% Utilisation 81% 122.5 High Utilisation Rate Maintained With 15% Growth Y/Y in Revenue Generating Space 128.9 79% Starting from the end of 1Q 2018, the number of square metres includes 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. The number of square metres in 4Q 2017 excludes the impact of Interxion Science Park. 132.6 140.3 144.8

Capacity Expansion Across Footprint Note: Totals may not sum due to rounding. As of 6 March 2019, Capex and Equipped Space are approximate and may change. Capex reflects the total spend for the listed project at full power and capacity, and the amounts shown in the table above may be invested over the duration of more than one fiscal year. Announced Capacity Additions with Opening Dates after 30 September 2018(1) Market Data Centre Project Project CapEx (€ millions) Equipped Space (sqm) Schedule Project Opened(1) Amsterdam AMS8 Phases 3-6 63 5,400 5,400 3Q18 – 4Q18 Amsterdam AMS10 Phases 1-3 195 9,500 0 4Q19 – 3Q20 Copenhagen CPH2 Phases 3-5 18 1,500 900 2Q18 – 3Q19 Dusseldorf DUS2 Phase 3 5 500 0 2Q19 Frankfurt FRA6 Phase 6 5 400 400 3Q18 – 4Q18 Frankfurt FRA13 Phases 1-2 New Build 90 4,900 2,300 3Q18 – 1Q19 Frankfurt FRA14 Phases 1-2 New Build 76 4,600 0 3Q19 – 4Q19 Frankfurt FRA15 Phases 1-2 New Build 137 4,900 0 2Q20 – 4Q20 London LON3 New Build 35 1,800 0 1Q19 – 3Q19 Madrid MAD3 New Build 44 2,500 0 2Q19 Marseille MRS2 Phases 2-4 72 4,200 700 2Q18 – 3Q19 Marseille MRS3 Phase 1 New Build 79 2,300 0 4Q19 Paris PAR7.2 Phase B (cont.) & C 47 2,500 2,000 2Q18 – 1Q19 Stockholm STO5 Phases 2-3 19 1,200 400 1Q18 – 2Q19 Vienna VIE2 Phases 7-9 94 4,300 2,300 4Q17 – 2Q19 Zurich ZUR1 Phase 6 10 300 0 2Q19 Zurich ZUR2 Phase 1-2 New Build 93 3,600 0 1Q20 – 3Q20 Capacity additions completed in 4Q 2018 include: AMS8: ~2,700 sqm PAR7: ~1,500 sqm FRA6: ~300 sqm Three new data centres announced since the end of 3Q 2018: FRA15: 4,900 sqm under construction MRS3: 2,300 sqm under construction ZUR2: 3,600 sqm under construction Land acquired in Copenhagen and Zurich during 4Q Expansions totaling 40,000 sqm scheduled to open in 2019-2020 Aggregate capacity expansion of 28%

38% 31% 31% Communities of Interest Deliver Significant Customer Value Connectivity Platforms Enterprises

Financial Highlights John Doherty – Chief Financial Officer

4Q 2018 Results Recurring revenue, Non-recurring revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and Adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found in the “Definitions” section of this presentation. Reconciliations of net income to Adjusted EBITDA can be found in the financial tables later in the appendix of this presentation. Reconciliations of net income to Adjusted net income can be found in the tables attached to our 4Q18 press release. As previously reported, certain comparative figures for the three months and twelve months ended 31 December 2017 have been restated compared to the amounts disclosed on Form 6-K furnished on 7 March 2018. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018. € millions (except per share amounts) 4Q 2017 3Q 2018 4Q 2018 4Q 2018 vs. 4Q 2017 4Q 2018 vs. 3Q 2018 Recurring revenue(1) 123.4 134.8 139.7 13% 4% Non-recurring revenue(1) 6.5 7.4 7.2 12% (3%) Revenue 129.9 142.2 146.9 13% 3% Gross profit 81.0 86.3 89.7 11% 4% Gross profit margin 62.4% 60.7% 61.1% (130 bps) 40 bps Adjusted EBITDA(1) 59.1 65.8 67.7 15% 3% Adjusted EBITDA margin(1) 45.5% 46.3% 46.1% 60 bps (20 bps) Net income(2) 9.7 10.9 8.0 (18%) (27%) EPS (diluted)(2) €0.14 €0.15 €0.11 (19%) (27%) Adjusted net income(1)(2) 10.6 11.6 7.8 (26%) (33%) Adjusted EPS (diluted)(1)(2) €0.15 €0.16 €0.11 (27%) (33%) Revenue growth of 13% Y/Y and 3% Q/Q Recurring revenue up 13% Y/Y and 4% Q/Q Recurring ARPU at €412 Gross profit up 11% Y/Y and 4% Q/Q Adjusted EBITDA up 15% Y/Y and 3% Q/Q Adjusted EBITDA margin increased 60 bps Y/Y to 46.1%

4Q 2018 Reporting Segment Analysis Revenue up 12% Y/Y, 2% Q/Q Recurring revenue up 12% Y/Y, 3% Q/Q Adjusted EBITDA up 16% Y/Y, 5% Q/Q Adjusted EBITDA margin at 60.9% Strength in Austria, Denmark and Sweden Note: This analysis excludes “Corporate & Other” segment. Totals may not sum due to rounding. Revenue up 14% Y/Y, 4% Q/Q Recurring revenue up 14% Y/Y, 4% Q/Q Adjusted EBITDA up 9% Y/Y, 1% Q/Q Adjusted EBITDA margin at 54.0% Strength in Germany and France Revenue Adjusted EBITDA Adjusted EBITDA margin (€ millions) 56.2% 54.6% 56.2% 58.8% 60.0% 57.4% France, Germany, Netherlands & UK 55.4% 59.0% 54.0% 60.9% Rest of Europe Strong Revenue Growth and Adjusted EBITDA Margins in Both Geographic Segments

Revenue grew 15% Y/Y Gross profit grew 15% Y/Y Gross profit margin decreased 20 bps to 60.9% Adjusted EBITDA grew 17% Y/Y Adjusted EBITDA margin increased 70 bps to 45.9% 2018 Full Year Results Recurring revenue, Non-recurring revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and Adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found on the “Definitions” section in this slide deck. Reconciliations of Adjusted EBITDA and Adjusted net income to Net income can be found in the financial tables later in the appendix of this slide deck. As previously reported, certain comparative figures for the three months and twelve months ended 31 December 2017 have been restated compared to the amounts disclosed on Form 6-K furnished on 7 March 2018. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018. € millions (except per share amounts) 2017 2018 2018 vs. 2017 Recurring revenue(1) 462.5 533.1 15% Non-recurring revenue(1) 26.8 28.7 7% Revenue 489.3 561.8 15% Gross profit 298.8 342.3 15% Gross profit margin 61.1% 60.9% (20 bps) Adjusted EBITDA(1) 221.0 257.8 17% Adjusted EBITDA margin(1) 45.2% 45.9% 70 bps Net income(2) 39.1 31.1 (20%) EPS (diluted)(2) €0.55 €0.43 (21%) Adjusted net income(1)(2) 40.2 40.2 0% Adjusted EPS (diluted)(1)(2) €0.56 €0.56 (1%)

IFRS16 – Lease Accounting Metric Significant Considerations Expected Impact Revenue Certain components of revenue are recognised as lease revenue. Negligible impact on revenue metrics Adjusted EBITDA Properties and other assets leased under operating lease agreements are recognised as right of use assets and lease liabilities, reducing rent expense and increasing interest expense and depreciation charges. Approx. 600bps increase to Adjusted EBITDA margin in 2018 Leverage Recognising right of use assets and lease liabilities for data centres leased under operating leases increases the level of reported third party debt resulting in an increase in reported gross and net leverage. Pro-forma impact(1) as at 31 December 2018: Gross leverage: +0.8x Net leverage: +0.9x IFRS16 adopted from 1 January 2019 Operating leases and financial leases are now treated the same IFRS16 does not impact Interxion’s financial covenant reporting on debt or revolving credit facilities More comparable with our U.S. peer group Assuming IFRS16 implemented from 1 January 2018.

Disciplined Investments(1) 78% 79% 81% SQM Utilisation 76% Focused Capital Expenditures To Meet Strong Customer Demand 71% of capex invested in Big 4 93% of capex invested in discretionary expansion projects Maintenance capex at 4% of total revenue Inclusive of Intangibles. Totals may not sum due to rounding. 79%

€200 million RCF undrawn Capacity increased to €300 million in Q1 2019 5.0% blended cost of debt 4Q 2018 LTM Cash ROGIC 10% Leverage: 5.1x gross leverage(4) 4.3x net leverage(5) Strong Balance Sheet Total Borrowings = 4.75% Senior Notes due 2025 (2017: 6.00% Senior Secured Notes due 2020), shown including the impact of premiums, commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings – Revolving facility deferred financing costs. As previously reported, certain comparative figures as at 31 December 2017 have been restated compared to the amounts disclosed on Form 6-K furnished on 7 March 2018. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018. Certain comparative figures as at 31 December 2017 have been corrected compared to those presented in our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018. For further details on the correction of this error, see section "Correction of 2017 balance sheet figures" in our 4Q 18 press release. Gross Leverage Ratio =  (4.75% Senior Notes due 2025 (2017: 6.00% Senior Secured Notes due 2020) at face value + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings)  /  LTM Adjusted EBITDA. Net Leverage Ratio = (4.75% Senior Notes due 2025 (2017: 6.00% Senior Secured Notes due 2020) at face value + Mortgages + Financial Leases + Revolving facilities balance + Other Borrowings – Cash & Cash Equivalents)  /  LTM Adjusted EBITDA. € millions 31-Dec-18 31-Dec-17 Cash & Cash Equivalents 186.1 38.5 Total Borrowings(1) 1,287.9 832.6 Shareholders Equity(2)(3) 633.4 589.7 Gross Leverage Ratio(4) 5.1x 3.8x Net Leverage Ratio(5) 4.3x 3.6x Increased Liquidity to Support Growing Expansion Program

37 fully built-out(1) data centres(2) Space fully equipped Some power upgrades yet to come As of 1 January 2017 91,800 sqm of equipped space 82% utilisation 5% LTM constant currency recurring revenue growth 23% cash return Disciplined Investments Drive Strong Returns Q4 2018 LTM Returns (€ millions) Fully Built-Out Data Centre: a data centre for which materially all equippable space is equipped as at 1 January 2017. However, future power upgrades can further increase the capacity of a fully built out data centre. 37 Fully Built-Out Data Centres as at 1 January 2017: AMS1, AMS3, AMS4, AMS5, AMS6, AMS7, BRU1, CPH1, DUB1, DUB2, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7, FRA8, FRA9, FRA10, DUS1, DUS2, LON1, LON2, MAD1, MAD2, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1, STO2, STO3, STO4 and VIE1. Represents total cumulative investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment and Intangible assets including goodwill, as at 31 December 2018. Consistently Attractive Cash Returns from Fully Built-Out(1) Data Centres

Business Commentary Outlook & Concluding Remarks David Ruberg – Chief Executive Officer

Different Levels of Adoption Maturity Colocation Adoption Time Enterprises Platforms Connectivity Hybrid Cloud Data Explosion Cloud Migration & Digital Transformation Global Cloud & Content Roll Out Data Traffic Growth

Guidance for 2019 (IFRS 16) Revenue €632m – €647m Adjusted EBITDA(1) €324m – €334m Capital Expenditures €570m – €600m Adjusted EBITDA is a non-IFRS figure intended to adjust for certain items. The definition of Adjusted EBITDA can be found in the “Definitions” section in this slide deck. Interxion does not provide an outlook for an IFRS profitability metric. Consequently, the company is unable to reconcile the outlook for Adjusted EBITDA.

Questions & Answers

Appendix

A leading carrier & cloud neutral data centre operator across Europe Interxion Overview 51 Data Centres in Operation 13 Cities 11 Countries 700+ Connectivity Providers 20+ Internet Exchanges 500+ Platform Providers 2,000+ Customers 700+ Employees Note: Figures as of 31 December 2018.

Track Record Of Execution Note: Includes Interxion Science Park as of 24 February 2017. CAGR calculated as 2018 vs 2010. Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue. CAGR(1) = 13% CAGR(1) = 16% 38% 40% 42% 43% 43% 44% 45% 45% 46% 21% 17% 13% 11% 11% 13% 9% 16% 15% 49 Consecutive Quarters of Revenue and Adjusted EBITDA Growth YOY Growth 26% 23% 18% 15% 11% 17% 11% 16% 17% Adj. EBITDA Margin(2) YOY Growth

Illustrative ARPU Development ARPU increases over time as IT workloads increase: Customers initially contract for space, connectivity and modest power reservation(1) As workloads increase, larger power reservation fees and cross-connects are required and energy consumption increases Revenue grows from space, cross-connects, power reservation and energy consumption over time As data centres fill with customers: Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue Power reservation is the fee for infrastructure power (cooling, power distribution, etc.). Customer ARPU Development Data Centre Recurring Revenue Development Power Reservation & Energy Consumption Cross-Connects Revenue Develops Over Time Driven by Power Reservation and Energy Consumption Space Installed

Historical Financial Results Note: Figures rounded to nearest net €0.1 Million. Totals may not sum due to rounding. Includes €0.8 million, €0.6 million, €1.6 million, €1.6 million, €1.2 million, €1.0 million, €0.7 million, €0.3 million and €2.4 million of M&A transaction cost in 1Q17, 2Q17, 3Q17, 4Q17, 1Q18, 2Q18, 3Q18, 4Q18 and full year 2016 respectively. Quarterly and annual net income results for 2016 and 2017 are restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and Note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018. Includes €11.2 million of one-time charge related to termination of financing arrangements. Includes gain on sale of financial asset. € millions (except as noted) 2017 2018 2016 2017 2018 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FY FY FY Recurring revenue 108.3 113.4 117.4 123.4 127.0 131.7 134.8 139.7 400.0 462.5 533.1 Non-recurring revenue 5.7 7.4 7.3 6.5 6.9 7.1 7.4 7.2 21.8 26.8 28.7 Total revenue 113.9 120.8 124.6 129.9 133.8 138.8 142.2 146.9 421.8 489.3 561.8 Gross profit 69.9 72.9 75.0 81.0 81.1 85.1 86.3 89.7 259.2 298.8 342.3 Gross profit margin 61.3% 60.3% 60.2% 62.4% 60.6% 61.3% 60.7% 61.1% 61.5% 61.1% 60.9% Adj EBITDA 51.3 54.3 56.2 59.1 60.9 63.4 65.8 67.7 190.9 221.0 257.8 Adj EBITDA margin 45.1% 45.0% 45.1% 45.5% 45.5% 45.7% 46.3% 46.1% 45.3% 45.2% 45.9% Net income / (loss) 10.3(1) 9.7(1) 9.4(1) 9.7(1) 11.7(1) 0.6(1)(2) 10.9(1) 8.0(1) 38.3(1)(3) 39.1(1) 31.1(1) CapEx paid 54.8 56.4 75.2 69.7 96.2 120.5 103.2 131.3 250.9 256.0 451.2 Expansion / upgrade 49.0 46.0 69.7 60.2 90.1 109.6 99.7 120.7 228.8 224.8 420.0 Maintenance & other 4.0 7.4 4.0 7.0 4.2 7.9 2.5 5.2 13.2 22.4 19.7 Intangibles 1.8 3.0 1.4 2.5 2.0 3.0 1.0 5.4 8.9 8.8 11.4 Cash generated from operations 63.0(1) 40.6(1) 55.2(1) 50.3(1) 58.1(1) 55.1(1) 60.9(1) 76.9(1) 183.4(1) 209.0(1) 251.0(1) Gross PP&E 1.728.5 1,778.3 1,844.6 1,935.1 2,020.8 2,139.5 2,257.4 2,427.3 1,651.1 1,935.1 2,427.3 Gross intangible assets 113.3 114.8 114.9 117.0 119.7 122.5 123.4 128.8 42.3 117.0 128.8 Gross Goodwill 40.2 39.4 38.9 38.9 38.9 38.9 38.9 38.9 ‒ 38.9 38.9 LTM Cash ROGIC 11% 11% 11% 11% 10% 10% 10% 10% 11% 11% 10%

Historical Reporting Segment Financial Results Note: Figures rounded to nearest net €0.1 Million. Totals may not sum due to rounding. € millions (except as noted) 2017 2018 2016 2017 2018 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FY FY FY Big 4 Recurring revenue 70.0 74.2 76.6 81.6 83.5 87.3 89.2 92.7 256.0 302.3 352.7 Non-recurring revenue 3.4 4.7 4.3 3.9 4.5 4.2 4.4 4.6 13.8 16.3 17.6 Total revenue 73.4 78.9 80.8 85.6 87.9 91.5 93.6 97.3 269.8 318.6 370.3 Gross profit margin 61.9% 62.0% 61.0% 64.4% 61.1% 63.2% 61.9% 61.2% 62.6% 62.4% 61.8% Adj EBITDA 40.2 43.1 43.4 48.1 48.0 51.4 51.8 52.6 148.2 174.8 203.8 Adj EBITDA margin 54.7% 54.7% 53.7% 56.2% 54.6% 56.2% 55.4% 54.0% 54.9% 54.9% 55.0% Rest of Europe Recurring revenue 38.3 39.2 40.8 41.8 43.5 44.4 45.6 46.9 144.0 160.2 180.4 Non-recurring revenue 2.3 2.7 3.0 2.5 2.4 2.9 3.0 2.7 8.1 10.5 11.1 Total revenue 40.6 42.0 43.8 44.3 45.9 47.3 48.6 49.6 152.0 170.7 191.4 Gross profit margin 66.8% 65.2% 65.8% 66.7% 67.6% 65.0% 66.4% 68.4% 65.9% 66.1% 66.8% Adj EBITDA 23.7 24.0 25.9 26.1 27.6 27.2 28.7 30.2 88.2 99.7 113.7 Adj EBITDA margin 58.3% 57.3% 59.1% 58.8% 60.0% 57.4% 59.0% 60.9% 58.0% 58.4% 59.4% Corporate & Other Adj EBITDA (12.5) (12.8) (13.1) (15.1) (14.7) (15.1) (14.8) (15.1) (45.5) (53.5) (59.7)

Historical Operating Metrics(1) Interxion Science Park was acquired in February 2017. One data centre added to “Data centres in operation” at 1Q 2017. Starting from 1Q18, totals include 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as of the date of each quarter’s respective report. Utilisation as of the end of the reporting period. Space figures in square metres(2) Recurring ARPU in € Customer Power in MW(2) 2016 2017 2018 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Equipped space 101,600 104,200 107,800 110,800 114,100 117,000 118,900 122,500 128,900 132,600 140,300 144,800 Equipped space added 400 2,600 3,600 3,000 3,300 2,900 1,900 3,600 4,000 3,700 7,700 4,500 Revenue generating space 80,400 81,600 84,100 87,200 89,800 95,000 97,100 99,800 104,100 106,200 111,200 115,000 RGS added 1,300 1,200 2,500 3,100 2,600 5,200 2,100 2,700 2,900 2,100 5,000 3,800 Recurring ARPU 406 409 402 403 405 403 401 411 412 418 413 412 Utilisation (%)(3) 79% 78% 78% 79% 79% 81% 82% 81% 81% 80% 79% 79% Equipped customer power 120 123 129 131 136 142 146 160 166 169 185 199 Maximum equippable customer power 178 178 187 187 195 203 223 225 241 276 278 314 Data centres in operation 41 42 42 44 45 45 48 49 50 50 51 51

Scheduled Equipped Space Additions Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not sum due to rounding. Excludes acquisition of Interxion Science Park, which added approximately 2,300 sqm from 1Q17. Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half of the year are noted in the second quarter and additions scheduled for the second half of the year are noted in the fourth quarter. Space figures in square metres(1) 2017(2) 2018 2019E(3) 2020E(3) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1QE 2QE 3QE 4QE 1QE 2QE 3QE 4QE Big 4 France 1,600 1,500 100 ‒ ‒ 900 600 1,500 1,600 ‒ 2,500 2,300 ‒ ‒ ‒ ‒ Germany ‒ ‒ 1,100 2,400 2,400 ‒ 2,400 300 2,600 500 2,400 2,200 ‒ 2,300 ‒ 2,600 Netherlands 1,300 ‒ ‒ ‒ ‒ ‒ 3,200 2,700 ‒ ‒ ‒ 2,700 4,100 ‒ 2,700 ‒ UK ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 300 600 900 ‒ ‒ ‒ ‒ ‒ Subtotal 3,000 1,500 1,200 2,400 2,400 800 6,200 4,500 4,500 1,100 5,800 7,200 4,100 2,300 2,700 2,600 Rest of Europe Austria ‒ 1,100 ‒ 300 400 400 1,200 ‒ ‒ 2,000 ‒ ‒ ‒ ‒ ‒ ‒ Belgium ‒ ‒ ‒ ‒ 1,100 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Denmark 300 300 ‒ ‒ ‒ 900 ‒ ‒ ‒ ‒ 600 ‒ ‒ ‒ ‒ ‒ Ireland ‒ ‒ ‒ ‒ ‒ 1,200 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Spain ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 2,500 ‒ ‒ ‒ ‒ ‒ ‒ Sweden 100 ‒ 300 200 100 300 ‒ ‒ ‒ 800 ‒ ‒ ‒ ‒ ‒ ‒ Switzerland ‒ ‒ 400 700 100 ‒ 200 ‒ ‒ 300 ‒ ‒ 1,700 ‒ 1,900 ‒ Subtotal 400 1,400 700 1,200 1,700 2,800 1,400 ‒ ‒ 5,600 600 ‒ 1,700 ‒ 1,900 ‒ Total additional equipped space 3,300 2,900 1,900 3,600 4,000 3,700 7,700 4,500 4,500 6,700 6,400 7,200 5,800 2,300 4,600 2,600 24,800 sqm in 2019E 19,900 sqm in 2018 11,700 sqm in 2017 15,300 sqm in 2020E

Space Analysis by Country Note: Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not sum due to rounding. As of 31 December 2018. Expansions announced after the end of the quarter are excluded. Maximum Equippable Space (incl DC’s under construction) = Equipped Space + Under Construction Space + Unequipped Space. Future expansion additions based on announced schedules only, which is subject to change; excludes expansions announced after the end of the period. Excludes land bank and undeveloped properties. Space figures in square metres Data Centres in Operation / under Construction Maximum Equippable Space in Country(1) (incl DC’s under construction) Equipped Space in Country Equipped Space Under Construction in Country(2) Unequipped Space Available for Development(3) Big 4 France 10 40,000 26,300 6,200 7,500 Germany 17 50,200 32,800 12,600 4,800 Netherlands 9 45,400 31,000 9,500 4,900 UK 3 8,700 6,900 1,800 0 Subtotal 39 144,300 97,000 30,100 17,200 Rest of Europe Austria 2 13,300 11,200 2,000 0 Belgium 2 6,200 6,200 0 0 Denmark 2 6,400 5,800 600 0 Ireland 3 5,800 5,800 0 0 Spain 3 8,200 5,700 2,500 0 Sweden 5 6,800 5,800 800 200 Switzerland 1 7,600 7,300 300 0 Subtotal 18 54,300 47,800 6,200 200 Total 57 198,600 144,800 36,400 17,400

Pan-European Data Centre Portfolio 18 Location Owned / Leased Build Out Status(1) Maximum Equippable Space (sqm)(2) Location Owned / Leased Build Out Status(1) Maximum Equippable Space (sqm)(2) Big 4 France Netherlands MRS1 Owned Expanding 6,400 AMS1 Leased Fully 600 MRS2 Leased Expanding 4,500 AMS3 Owned Fully 3,000 MRS3 Leased Under Construction 7,100 AMS4 Leased Fully NM (4) PAR1 Leased Fully 1,400 AMS5 Leased Fully 4,300 PAR2 Leased Fully 2,900 AMS6 Owned Fully 4,400 PAR3 Owned Fully 1,900 AMS7 Finance Lease(3) Fully 7,600 PAR4 Leased Fully 1,300 AMS8 Finance Lease Expanding 8,200 PAR5 Owned Fully 4,000 AMS9 Owned Expanding 2,800 AMS10 Owned Under Construction 14,400 PAR6 Leased Fully 1,300 UK PAR7 Finance Lease (3) Expanding 9,300 LON1 Leased Fully 5,400 LON2 Leased Fully 1,500 LON3 Leased Under Construction 1,800 Germany DUS1 Leased Fully 3,300 FRA7 Leased Fully 1,500 DUS2 Leased Fully 1,800 FRA8 Owned Fully 3,700 FRA1 Leased Fully 500 FRA9 Leased Fully 800 FRA2 Leased Fully 1,100 FRA10 Owned Fully 4,800 FRA3 Leased Fully 2,200 FRA11 Owned Expanding 4,800 FRA4 Leased Fully 1,400 FRA12 Leased Expanding 1,100 FRA5 Leased Fully 1,700 FRA13 Owned Expanding 4,900 FRA6 Leased Fully 2,600 FRA14 Owned Under Construction 4,600 FRA15 Owned Under Construction 9,600 ROE Austria   Spain       VIE1 Owned Fully 4,700 MAD1 Leased Fully 4,000 VIE2 Owned Expanding 8,500 MAD2 Leased Fully 1,700 MAD3 Owned Under Construction 2,500 Belgium     Sweden     BRU1 Owned Fully 5,100 STO1 Leased Fully 1,900 BRU2 Leased Expanding 1,100 STO2 Leased Fully 1,200 Denmark     STO3 Leased Fully 900 CPH1 Leased Fully 3,700 STO4 Leased Fully 1,100 CPH2 Owned Expanding 2,600 STO5 Leased Expanding 1,700 Ireland     Switzerland     DUB1 Leased Fully 1,100 ZUR1 Leased Expanding 7,600 DUB2 Leased Fully 2,300 DUB3 Owned Expanding 2,300 Total 198,600 Note: Totals may not sum due to rounding. Built Out Status as of 1 January 2017, consistent with slide 16 As of 31 December 2018. Purchase options have been exercised, though not yet closed. Maximum equippable space for AMS4 is included in the maximum equippable space of AMS1. Totals: # Sqm %         Owned 19 95,100 48% Finance Lease 3 25,100 13% Operating Lease 35 78,400 39% Total 57 198,600 100%

Non-IFRS Reconciliation Note: Figures rounded to nearest net €0.1 million. Totals may not sum due to rounding. Net income and share-based payments for 2014, 2015, 2016 and 2017 are restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018. Includes €31.0 million in one-off charges related to debt refinancing. Includes €11.2 million of one-off charges related to termination of financing arrangements. This re-assessment relates to years prior to 2018 and is therefore not representative of our current ongoing business. € millions (except as noted) 2010 2011 2012 2013 2014 2015 2016 2017 2018 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Net income(1) 14.7 25.5 31.6 6.9(2) 34.4 46.7 38.3 10.3 9.7 9.4 9.7 11.7 0.6(3) 10.9 8.0 Income tax expense / (benefit) 2.5 9.7 15.8 6.1 15.5 17.9 16.4 3.3 3.7 4.1 3.7 3.8 2.8 4.4 7.3 Profit / (loss) before taxation 17.2 35.2 47.4 13.0 49.9 64.6 54.7 13.6 13.4 13.5 13.4 15.5 3.4 15.3 15.3 Net finance expense 29.5 22.9 17.8 57.5(2) 27.9 29.0 36.3 10.3 10.9 10.8 12.3 11.4 22.9(3) 11.7 15.8 Operating profit 46.7 58.1 65.2 70.5 77.8 93.6 91.0 23.8 24.3 24.4 25.8 26.9 26.3 27.1 31.0 Depreciation, amortisation and impairments 31.1 35.6 44.0 57.6 62.2 78.3 89.8 24.2 27.2 27.8 29.1 29.6 32.2 32.9 34.3 Share-based payments(1) 1.7 2.6 5.4 4.2 7.2 9.0 7.9 2.6 2.2 2.4 2.7 3.3 3.9 3.9 1.5 Increase/(decrease) in provision for onerous lease contracts 0.2 0.0 0.8 ‒ (0.8) (0.2) ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ IPO transaction costs ‒ 1.7 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ M&A transaction break fee income ‒ ‒ ‒ ‒ ‒ (20.9) ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ M&A transaction costs ‒ ‒ ‒ ‒ 0.3 11.9 2.4 0.8 0.6 1.6 1.6 1.2 1.0 0.7 0.3 Re-assessment of indirect taxes(4) ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 1.2 0.6 Income from sub-leases on unused data centre sites (0.4) (0.4) (0.4) (0.3) (0.4) (0.4) (0.1) (0.0) ‒ ‒ (0.1) (0.1) ‒ ‒ ‒ Increase/(decrease) in provision for site restoration ‒ ‒ ‒ ‒ ‒ ‒ (0.2) ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Adjusted EBITDA 79.2 97.6 115.0 131.9 146.4 171.2 190.8 51.3 54.3 56.2 59.1 60.9 63.4 65.8 67.7

Reconciliation to Segment Adjusted EBITDA Note: Figures rounded to nearest net €0.1 million. Totals may not sum due to rounding. This re-assessment relates to years prior to 2018 and is therefore not representative of our current ongoing business. Operating profit/(loss) and share-based payments for 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018. € millions 2017 2018 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q BIG 4 Operating profit 24.0 24.8 24.2 28.2 27.6 30.3 30.4 29.5 Depreciation, amortisation and impairments 15.9 18.1 18.8 19.9 20.1 20.8 21.2 22.9 Share-based payments 0.3 0.2 0.4 0.1 0.3 0.3 0.3 0.2 Income from sub-leases on unused data centre sites ‒ ‒ ‒ (0.1) (0.1) ‒ ‒ ‒ Adjusted EBITDA 40.2 43.1 43.4 48.1 48.0 51.4 51.8 52.6   ROE Operating profit 16.7 16.4 18.3 18.5 19.6 18.6 18.0 20.8 Depreciation, amortisation and impairments 7.0 7.4 7.5 7.5 7.7 8.2 9.3 8.7 Share-based payments (0.0) 0.2 0.1 0.1 0.2 0.3 0.3 0.1 Re-assessment of indirect taxes(1) ‒ ‒ ‒ ‒ ‒ ‒ 1.2 0.6 Adjusted EBITDA 23.7 24.0 25.9 26.1 27.6 27.2 28.7 30.2   CORPORATE & OTHER Operating profit/(loss)(2) (16.9) (16.9) (18.1) (20.9) (20.4) (22.7) (21.3) (19.4) Depreciation, amortisation and impairments 1.3 1.7 1.5 1.6 1.7 3.2 2.5 2.7 Share-based payments(2) 2.3 1.8 1.9 2.5 2.8 3.4 3.4 1.3 M&A transaction costs 0.8 0.6 1.6 1.6 1.2 1.0 0.7 0.3 Adjusted EBITDA (12.5) (12.8) (13.1) (15.1) (14.7) (15.1) (14.8) (15.1)

Adjusted EBITDA: We define Adjusted EBITDA as Operating Income adjusted for depreciation and amortisation, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data centre sites. In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on Adjusted net income Adjusted net income: We define Adjusted net income as net income adjusted to exclude income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments to provisions which are not reflective of our ongoing performance, and adjustments related to capitalised interest. In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses ARPU: Monthly recurring revenue per square meter calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2} Big 4: France, Germany, the Netherlands and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: Represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets”, respectively. Investments in intangible assets include power grid rights and software development Cash generated from operations: net cash flows from operating activities, excluding interest and fees paid, interest received and income tax paid Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)} Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations. To calculate this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods Definitions Corporate and Other: Unallocated items mainly comprising general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities Churn: Contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month. Churn is calculated as a monthly average over the last 12 months Customer Available Power: The current installed electrical customer capacity Equipped Space: The amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure LTM or Last Twelve Months: Twelve month period ended 31 December 2018, unless otherwise noted MW: Megawatts Recurring Revenue: Revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date SQM: Square metres Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100%

Interxion Leadership David Ruberg, Chief Executive Officer John Doherty, Chief Financial Officer Giuliano Di Vitantonio, Chief Marketing & Strategy Officer Jan-Pieter Anten, SVP, Human Resources Jaap Camman, SVP, Legal Adriaan Oosthoek, SVP, IT & Operations Support Sell-Side Analyst Coverage Bank of America Merrill Lynch, Michael Funk Berenberg, Nate Crossett Citi, Mike Rollins Cowen, Colby Synesael Credit Suisse, Sami Badri Guggenheim, Rob Gutman Oppenheimer, Tim Horan Raymond James, Frank Louthan RBC Capital Markets, Jon Atkin Stifel, Erik Rasmussen Sun Trust Robinson Humphrey, Greg Miller Wells Fargo, Jennifer Fritzsche William Blair, Jim Breen Investor Relations Jim Huseby, VP, Investor Relations T: +1 813 644 9399 E: ir@interxion.com